United States securities and exchange commission logo





                           December 4, 2023

       Ricardo Lewin
       Chief Financial Officer
       Cosan S.A.
       Av. Brigadeiro Faria Lima, 4,100     16th floor
       S  o Paulo     SP, 04538-132, Brazil

                                                        Re: Cosan S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Form 6-K Furnished
on August 15, 2023
                                                            File No. 1-40155

       Dear Ricardo Lewin:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Note 4. Segment Information, page F-31

   1. We note your presentation of Gross sales (Domestic market and External market) for your various segments and on
a consolidated basis on pages F-32 through F-34. Please tell us how your presentation
complies with IFRS. Also, please tell us the nature of the
                                                        adjustments you record
to Gross sales to arrive at Net sales as presented on the face of your financial
statements. Refer to IFRS 8 and 15.
       Note 5.1. Net Debt, page F-42

   2. We note your disclosure that net debt is a non-GAAP financial measure and is not a measure in accordance
with the IFRS and should not be considered as a substitute for measures of debt
determined in accordance with the IFRS and the Brazilian accounting standards. As such,
please tell us your consideration of the guidance in Item
                                                        10(e)(1)(ii)(C) of
Regulation S-K related to presenting non-GAAP financial measures on the face of the
financial statements prepared in accordance with GAAP or in the accompanying notes.
Also, refer to General Instruction C.(e) of Form 20-F.
 Ricardo Lewin
FirstName
Cosan S.A.LastNameRicardo Lewin
Comapany4,
December  NameCosan
             2023      S.A.
December
Page 2    4, 2023 Page 2
FirstName LastName
Note 8. Investments, page F-76

3. Please tell us your consideration of making the disclosures in paragraph 7(a) of IFRS 12 related to how you control the subsidiaries listed in the table on page F-77 where you have less than a majority stake in the subsidiaries. We note your disclosure in the second paragraph of page F-90 which appears to apply to the following subsidiaries:
             Tellus Brasil Participa    es S.A.,
             Janus Brasil Participa    es S.A.,
             Duguetiapar Empreendimentos e Participa    es S.A., and
             Gamiovapar Empreendimentos e Participa    es S.A.
Form 6-K Furnished on August 15, 2023

Earnings Release, page 2

4. We note your presentation of Cosan pro forma measures which considers the consolidation of 50 percent of the results of operations of your equity method investment in Raizen S.A. and 100 percent of other operations and pro forma investments accounted for on a cash basis and excluding M&A. Please tell us your consideration of the guidance in Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations since the recognition and measurement principles used to calculate these measures are inconsistent with IFRS.
Reconciliation of Adjustments - EBITDA and Net Income, page 17

5. Please tell us your consideration of beginning your reconciliations of Adjusted EBITDA with Net (loss) income per Cosan Consolidated which is the most directly comparable
         IFRS measure. Refer to Item 100(a)(2) of Regulation G.
6. Please explain in detail to us each adjustment to arrive at Adjusted EBITDA and Adjusted
         Net Income. Explain why the adjustments do not result in a non-IFRS measure that could be considered misleading. Refer to Questions 100.01 and 100.04 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ricardo Lewin
Cosan S.A.
December 4, 2023
Page 3

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameRicardo Lewin                        Sincerely,
Comapany NameCosan S.A.
                                                       Division of Corporation
Finance
December 4, 2023 Page 3                                Office of Trade &
Services
FirstName LastName